Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2004	Year Ended December 31,
		2003	2002		2001		2000		1999		1998
Earnings:
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	20,933	33,007	(1,036)		(43,587)		(19,236)		(3,449)		(615)
Fixed charges:
Interest expense and amortization of debt issuance costs and liquidated damages on debt	557	345	—		—		—		28		14
One-third of rental expense	256	498	260		233		214		68		52

Total fixed charges	813	843	260		233		214		96		66

Ratio of Earnings to fixed charges	26.75	40.15	—	(a)	—	(a)	—	(a)	—	(a)	—	(a)

(a) Earnings during each of the five years ended December 31, 2002 were inadequate to cover fixed charges. The coverage deficiency was approximately $681,000, $3,545,000, $19,450,000, $43,820,000 and $1,296,000 for each of the five years ended December 31, 2002, respectively.